UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Nodechain, Inc.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-54994

Delaware (State or other jurisdiction of incorporation or organization)	46-3021464 (I.R.S. Employer Identification No.)

5445 Oceanus Drive, Suite 102 Huntington Beach, CA (Address of principal executive offices)

Tel: (714) 916-9321

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: August 20, 2018

Nodechain, Inc.

5445 Oceanus Drive, Suite 102

Huntington Beach, CA

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF Nodechain, Inc.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement, and unless the context otherwise requires, “the Company”, “we,” “our” and “us” refers to Nodechain Corp.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the proposed changes in our board of directors (the “Board”) as a result of the share purchase transaction described below. The date of this Information Statement is August 20, 2018.

This Information Statement is being mailed to our stockholders of record as of August 20, 2018 (the “Record Date”). The mailing date of this Information Statement will be on or about August 20, 2018. On the tenth (10th) day after this Information Statement has been distributed to the stockholders or August 30, 2018, the director designee named herein will be appointed to the Board (the “Effective Date”).

In connection with the Share Purchase Agreement described below, there will be a change in our Board and executive officers. Effective August 30, 2018, Mr. Andy Michael Ibrahim will resign from his positions as President, Chief Executive Officer, Chief Financial Officer, Secretary and Member of the Board of the Company, Mr. Alham Benyameen will resign as the Chairman of the Board of Directors of the Company. Further, effective as of the same date, the Board of Directors of the Company appointed Changzhi Shen as the sole Director, CEO, President, Treasurer and Secretary of the Company.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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CHANGE IN CONTROL OF NODECHAIN, INC.

On August 8, 2018, Nodechain, Inc. (the “Company”) entered into a Stock Purchase Agreement (the “SPA”) with (i) Changzhi Shen (the “Purchaser”), and (ii) Andy Michael Ibrahim, a California resident, and Alham Benyameen, a California resident, who are the record holders of the Shares (as defined below) in the Company (collectively, the “Sellers”), for the sale and purchase of an aggregate of 68,200,000 shares of common stock of the Company (the “Shares”), subject to the terms and conditions contained in this Agreement. The SPA was a result of a privately negotiated transaction.

On August 20, 2018, the transactions contemplated by the SPA closed, and as a result, the Purchaser completed the acquisition of the Shares, representing approximately 80% of the company’s issued and outstanding shares of common stock for $450,000, which was funded out of the purchaser’s personal funds. The consummation of the transactions contemplated by the SPA resulted in a change of control of the Company.

VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of which 85,225,000 shares were outstanding as of the Record Date, and 5,000,000 shares of preferred stock, of which no shares are issued and outstanding. Each share of Common Stock entitles the holder to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information on the beneficial ownership of our Common Stock as of the Record Date based on the current beneficial ownership of our Common Stock by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the consummation of the Share Purchase. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Share Purchase:

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class
Alham Benyameen, Director	34,600,000	40.64%
Andy Michael Ibrahim, President, CEO, Director	33,600,000	39.46%

All directors and Executive officers as a group (2 persons)	68,200,000	80.10%

Beneficial Ownership Immediately After the Share Purchase:

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class
Changzhi Shen	68,200,000	80.10%

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CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

In connection with the closing of the SPA, there will be a change in our Board and executive officers on the Effective Date: Mr. Andy Michael Ibrahim will resign from his positions as President, Chief Executive Officer, Chief Financial Officer, Secretary and Member of the Board of the Company, Mr. Alham Benyameen will resign as the Chairman of the Board of Directors of the Company. Further, effective as of the same date, the Board of Directors of the Company appointed Changzhi Shen as the sole Director, CEO, President, Treasurer and Secretary of the Company.

Mr. Changzhi Shen, was not a member of the Board prior to the Share Purchase, or held any position with us, or has been involved in any transactions with us or our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, Mr. Shen has not been convicted in any criminal proceeding nor has he ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Also provided herein are brief descriptions of the business experience of each director and director appointee during the past five years.

Director and Executive Officers prior to the Share Purchase

Name	Age	Position(s)
Alham Benyameen	40	Chairman of the Board of Directors
Andy Michael Ibrahim	45	President, Chief Executive Officer, Chief Financial Officer, Secretary and Member of the Board of Directors

Alham Benyameen- Chairman of the Board of Directors

Mr. Benyameen is the Co-President of West Coast Vape Supply Inc., with Andy Michael Ibrahim, an international distributor to retail locations supplying the vaping industry with high quality brand names since August 2013. Since January 2006, Mr. Benyameen has been the President and CEO of MeWe World, Inc. an online retailer of consumer electronics with 7 employees, which was recently honored by inclusion in the 2009-2011 editions of Internet Retailer's Top 500 Guide. Mr. Benyameen grew the company's revenues from $50,000 to over $24 M dollars over a period of 2 years. Since July 2011, Mr. Benyameen has been the President of PennyGrab, Inc., an online pay to bid auction website, PennyGrab, Inc. which had over $1M in sales in 2013. From 1999 to 2001 Mr. Benyameen worked as a sales manager for Atek, responsible for obtaining profitable results through the sales team by developing the team through motivation, counseling, skills development and product knowledge development. From 1997 to 1999, Mr. Benyameen worked at as a sales associate for Bit-By-Bit Computer Rental, one of the largest computer equipment rental companies in Southern California. Mr. Benyameen identified and generated leads for new business through the use of sales marketing tools.

Andy Michael Ibrahim- President, CEO, CFO, Secretary and Member of the Board of Directors

Mr. Ibrahim is the Co-President of West Coast Vape Supply Inc., with Alham Benyameen, an international distributor to retail locations supplying the vaping industry with high quality brand names since August 2013. Mr. Ibrahim has more than 15 years’ experience in marketing, branding, from product development to fulfillment. From 2002 to present, Mr. Ibrahim created Creative Art Center, Inc. to expand marketing practices to other companies that can benefit from proven marketing strategies and to increase revenue and grow market share. Creative Art Center, Inc. has and continues to be a great source for name brands to get help and increase the product sales and visibility in their industry. Mr. Ibrahim continues to oversee operations, product sales, purchasing and marketing for the company. Mr. Ibrahim worked from 1999 to 2002 as the marketing director for Affiliated Funding Corp. Mr. Ibrahim managed a team of mortgage consultants and successfully acquired more than $100 mil in business per year from licensed active Realtors Nationwide. During this time Mr. Ibrahim executed a marketing plan that captured the market share of many top leading corresponding lenders. Mr. Ibrahim managed a team of designers and production specialist to create, produce, market and distribute an international brand named Shaolin Clothing from 1995 to 1999. In that capacity, Mr. Ibrahim successfully negotiated and the implemented the acquisition of other brands to create a distribution company to add value with brand names for the distribution. During this time he managed and organized many trade shows and product exhibits. Then Mr. Ibrahim helped the distribution be acquired to Global World Industries. Mr. Ibrahim attended University of Phoenix from 1999 to 2002 and also graduated from Orange Coast College with an emphasis in Business Marketing.

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Director and Executive Officer Nominee

Name	Age	Position
Changzhi Shen	41	Sole Director, President, Treasurer, Secretary & CEO

Changzhi Shen, sole director nominee Mr.

Mr. Shen has over 15 years of work experience in the technology industry. From year 2011 to present, Mr. Shen served as CEO and director at Shenzhen Maiguoer Network Technology Investment Co.,Ltd., responsible for the growth strategy of the Company. He was the founder of Shenzhen Guangtai Technology Co.,Ltd., where he has worked from 2006 to 2011, mainly focusing on research and development of cutting-edge technologies. Before 2011, Mr. Shen has worked in a Chinese-public technology company where he gained hands on experience.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Pink of the OTC Markets Group, an inter-dealer quotation and trading system, under the symbol “NODC”. The OTC Pink does not have any requirements for establishing any committees. We have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

We believe that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by our director(s) without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, the sole director will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. Once we engage further directors and officers, we will develop a definition of independence and examine the composition of our Board with regard to this definition.

Directors Attendance at Meetings

During fiscal 2017, the Board took all actions by unanimous written consent without a meeting.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended April 30, 2018 all of our executive officers, directors and greater-than-ten-percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Currently, our officer and director are serving without compensation. They are reimbursed for any out-of-pocket expenses that they incur on our behalf. In the future, we may approve payment of salaries for officers and directors, but currently, no such plans have been approved. We also do not currently have any benefits, such as health or life insurance, available to our employees.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We currently do not have any equity incentive plans under which to grant awards.

Employment Agreements

At present, we have no employees.

Director Compensation

We have not paid our directors fees in the past for attending board meetings. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors’ meetings.

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CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

There have been no transactions since the beginning of the Company’s last fiscal year or any currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any of the following persons had or will have a direct or indirect material interest:

•	Any director or executive officer of the Company;
•	Any person who will become a director or executive officer of the Company upon closing of the Exchange Agreement;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the outstanding shares of common stock;
•	Any immediate family member of any of the foregoing persons sharing the householder of such person.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board prior to the Effective Date can write to:

5445 Oceanus Drive, Suite 102

Huntington Beach, CA

Telephone: (714) 916-9321

Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter, management will:

•	Forward the communication to the Director to whom it is addressed;
•	Attempt to handle the inquiry directly; or
•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Director on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Nodechain, Inc.

	By:	/s/ Andy Michael Ibrahim
Name: Andy Michael Ibrahim
Title: President, Treasure & Director

Dated: August 20, 2018

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